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                                                                   Exhibit 17(k)

                              NORTH AMERICAN FUNDS
                                 Core Bond Fund
                              High Yield Bond Fund
                              Municipal Bond Fund
                             Strategic Income Fund
                        U.S. Government Securities Fund

Dear Shareholder:

   Each of your Funds will hold a Joint Special Meeting of Shareholders on November 7, 2001 at 10:00 a.m., Eastern Time, at the principal executive offices of North American Funds, 286 Congress Street, Boston, Massachusetts 02210. If you are a shareholder of record as of the close of business on Monday, September 17, 2001, you are entitled to vote at the meeting and at any adjournment of the meeting.

   The meeting has been called to give you the opportunity to vote on certain important proposals affecting your Fund. These proposals have arisen in connection with the recent acquisition of American General Corporation by American International Group, Inc.

   First, you are being asked to vote on the approval of a new investment advisory agreement between North American Funds, on behalf of your Fund, and American General Asset Management Corp. ("AGAM"), and a new subadvisory agreement between AGAM and American General Investment Management, L.P., or an affiliate. In addition, you are being asked to vote on an Agreement and Plan of Reorganization that would reorganize your Fund into a corresponding SunAmerica Mutual Fund. In connection with this reorganization, you will receive shares of the corresponding SunAmerica fund in exchange for shares of your Fund. The shares of the SunAmerica fund that you receive will have the same aggregate net asset value as the shares of your Fund immediately prior to the reorganization. This means that you may end up with a different number of shares compared to what you originally held, but the total dollar value of your shares will be the same.

   The accompanying proxy statement and prospectus includes a detailed description of each proposal. Please read the enclosed materials carefully and cast your vote. Remember, your vote is extremely important, no matter how large or small your holdings. By voting now, you can help avoid additional costs that would be incurred with follow-up letters and calls.

   To vote, you may use any of the following methods:

  . By Mail. You can vote your shares by completing and signing the enclosed proxy card(s), and mailing it in the enclosed postage paid envelope. If you need any assistance, or have any questions regarding a proposal, please call North American Funds' information agent, Georgeson Shareholder, at 1-888-850-2811.

  . By Telephone. If you have any questions on how to vote your shares or if you would like to vote by telephone, call 1-888-221-0697 toll free. Enter your 14 digit control number from your proxy card to enter your vote.

  . By Internet. Finally, you may vote via the Internet. To do so, have your proxy card available and go to the website: http://www.proxyweb.com. Follow the instructions on the website and be prepared to enter your 14 digit control number from your proxy card to enter your vote.

                                          Very truly yours,

                                          /s/ John I. Fitzgerald

                                          John I. Fitzgerald
                                          Secretary, North American Funds

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